Exhibit 1

Strategic Agreement for Pointer in Brazil

Pointer Announces Installment of Advanced Solutions for
Fleet Management in Brazil for over $2M

•	Solution installed to effectively track and manage customer operation in over 2,000 motor vehicles

Rosh HaAyin, Israel July 5, 2011 Pointer Telocation Ltd. (Nasdaq CM: PNTR, TASE: PNTR) – a leading supplier of technology and service for managing mobile resources and providing roadside services to the vehicle industry and to the insurance market, reports the supply and installation of advanced solutions to manage a fleet of vehicles in Brazil in a tri-annual agreement for over $2 million. This is the largest transaction that Pointer signed in Brazil since commencing sales in Brazil a year ago.

Pointer entered into an agreement with a leading company in Brazil and installed its solutions in a fleet of over 2,000 motor vehicles. The order will result in a significant increase in the number of the Company’s subscribers in Brazil.

The transaction was based on a new business model for Pointer, with dedicated embedded resources in customer premises, which enable Pointer's customers to benefit from achieving efficiency and savings when managing mobile resources with a fairly low investment, and to utilize, in the best possible way, the global growth and change that the Telematics field is undergoing.

Pointer’s solutions will enable the Brazilian company to effectively track and manage fuel consumption in the company's motor vehicles, prevent fuel waste and unauthorized use of the vehicle, improve productivity and reduce accidents. The systems installed in Brazil also include a package of solutions to manage a fleet of vehicles with advanced control and command technologies, road services and the means for locating and returning vehicles.

These solutions were developed and manufactured in Cellocator, the technology division of Pointer which is considered to be the leading provider of technologies for Mobile Resources Management (MRM) for vehicle fleets and cargo. Cellocator’s product platforms enable Pointer to provide its customers, inter alia, with vehicle diagnostic services, monitoring drivers' behavior and payment according to driving traits based on cellular technology.

David Mahlab, President and CEO of Pointer said: "We are very satisfied that a Brazilian customer of such a significant size chose our solutions. This important agreement is part of our consistent growth strategy for the Company's operations abroad, while increasing revenues and profitability of the products and services that the Company supplies. The Cellocator Division’s products strengthen our position in the markets in which we operate and the present transaction in Brazil is proof of the Company's ability to sign agreements with top-rate customers in the markets in which we operate and to offer them a unique technology and a complete solution. I believe that the increased international exposure and recognition for the Company's products will continue and even increase the growth trends and the number of customers abroad.

After consistent growth and record revenues in the first quarter of 2011, I estimate that in the coming year we will be able to increase the Company's revenues from operations abroad, which today comprise approximately 28% of the Company's total revenues"

Pointer reported record revenues in the first quarter of 2011 of an aggregate of $21 million, 26% growth compared to the equivalent quarter in 2010.  In 2010, the Company's revenues increased by 13% and aggregated 73.9 million dollars.

Revenues from the sale of products increased in the first quarter of 2011 by 63% to 7.8 million dollars (37.2% of total revenues), and revenues from the provision of services increased by 11% to 13.2 million dollars (62.8% of total revenues).

The growth in revenues is expressed also in improved profitability.

Pointer's adjusted EBITDA for the first quarter of 2011 was an aggregate of $3 million.

About Pointer Telocation

Pointer is a leading supplier of MRM (Mobile Resource Management) for the motor vehicle industry. The combination of technological supremacy and innovation enables Pointer to develop and manufacture unique communications solutions to meet customers' needs. The Company provides a range of services to insurance companies and vehicle owners, including road services, car towing, locating stolen cars, managing vehicle fleets, safety products and other value added services.

Pointer has grown in recent years also through successful implementation of acquisitions in Israel and in Argentina and establishing business branches and partnerships in Mexico, Romania and Brazil. In April 2004, the Company acquired the assets and operations of Shagrir Ltd., and in 2007 the Company acquired the assets and operations of Cellocator. Pointer has offices in Israel, Argentina, Mexico, Brazil and Romania.

Pointer has a growing list of customers and products installed in more than 45 countries. Among the Company customers are insurance companies that offer or require towing services and locating services of vehicles as part of the insurance policies they sell.

Pointer shares are traded on NASDAQ (PNTR) and the Tel Aviv Stock Exchange (PNTR).

The Company's top management and the development center are located in the Afek Industrial Area of RoshHa'ayin.

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” "anticipate," “intend,” "seems," “plan,” "aim," “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.